Filer: Crompton Corporation

Subject Company: Great Lakes Chemical Corporation

1934 Act File Number: 001-06450

CROMPTON CORPORATION

Robert L. Wood
Chairman &
Chief Executive Officer

March 9, 2005

Dear Colleagues:

I am extremely pleased to announce that Crompton has signed a definitive agreement to merge with Great Lakes Chemical Corporation.  We believe that taking advantage of this opportunity will lead us to achieve our vision of becoming the world’s best specialty chemicals company.

You might be wondering why we are undertaking this transaction now, when Crompton has just undergone so many changes and is only beginning to operate with its new structure.  The fact is that both companies are at a unique point in time:  We both have some mature businesses with strong fundamentals; we both have businesses with great potential; and we both are at a decisive point as to the next steps to take for our future.

Because competition in the chemical industry is fierce, there has been a trend toward consolidation.  This transaction will result in a company that is stronger and better-positioned in the marketplace than either company alone and will be able to offer more solutions to customers.

The new company will be the third-largest specialty chemicals company in the United States.  We will strengthen our balance sheet, expand our global presence, and achieve greater cost savings as we realize production and other efficiencies.  As a larger company, we will be able to provide more career opportunities for employees, something that has been lacking at Crompton.

Our companies’ portfolios and businesses complement one another in several ways.  For example, Great Lakes will add flame retardants, antioxidants and light stabilizers to make the combined company’s plastics additives portfolio more extensive and complete.  Several other products and businesses provide similar opportunities.

I am aware that Crompton’s last merger did not produce the expected results.  I want to assure you that this transaction is different for several reasons:

•                  We are not taking on a big debt burden.

•                  We have a clear strategy:  To develop a portfolio of profitable global businesses with leading positions in high-value niches.  We already are determining which businesses to focus on for growth, which to run for cash and which may be divested.

•                  There was insufficient integration after the Witco deal and that will not be the case in this transaction.  This integration will be well-planned and successfully implemented.  Project Greyhound illustrated that we know how to do this.

The combined company’s headquarters will be in Middlebury, Connecticut.

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Over the next several months, various transition teams will determine the most effective and efficient way to bring the company together.  However, we will not simply join the companies.  We will create a new company with one culture, one vision and one goal:  success.

I am very excited about our future.

Our bus is traveling at warp speed.  There are no limits to where we can take it.

Sincerely,

Bob

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Filer: Crompton Corporation

Subject Company: Great Lakes Chemical Corporation

1934 Act File Number: 001-06450

Crompton / Great Lakes Transaction

Questions and Answers

for Crompton Employees

1.  What is the announcement?

Crompton and Great Lakes have signed a definitive agreement to merge, creating the third-largest specialty chemicals company in the United States.

2.  Who will operate the company?

Bob Wood will remain chairman and CEO.  The board of directors will have five representatives from each side, plus Bob Wood as chairman.

3.  What will the company be called and where will the headquarters be located?

The new company is expected to use the Crompton name but other options may be explored. The headquarters will be in Middlebury, Connecticut.

4.  What will happen to Great Lakes’ headquarters?

That will be determined as we work through how best to bring our companies together under one structure.

5.  When will the deal be completed?

The deal is expected to close mid-year.

6.  What is left to be done before completion?

The transaction is subject to shareholder and regulatory approvals.  During this time, both companies will be working diligently to ensure a smooth transition on the closing date.

7.  Why was the decision made to merge the companies?

Because competition in the chemical industry is fierce, there has been a trend toward consolidation.  This transaction will result in a company that is stronger and better-positioned in the marketplace than either company alone and will be able to offer more solutions to customers.

Our companies’ portfolios and businesses complement one another in several ways.  For example, Great Lakes will add flame retardants, antioxidants and light stabilizers to make the combined company’s plastics additives portfolio more extensive and complete.  Several other products and businesses provide similar opportunities.

Each company is a world leader in several product areas, including:

•                  Plastics additives

•                  Petroleum additives

•                  Brominated performance products

•                  Pool chemicals

•                  Crop protection

With this transaction, we will become the third-largest specialty chemicals company in the United States (behind Rohm & Haas and Engelhard).

We will have a strengthened balance sheet, which will give us more opportunities for growth.

We will be able to achieve more economies of scale and more production and operating efficiencies as one company.

The new company will benefit from a variety of synergies, including:

•                  Increased revenue growth opportunities

•                  Cost savings (estimated at $90 million to $100 million annually)

8. Why are we doing this transaction now?

Both companies are at a unique point in time:  We both have some mature businesses with strong fundamentals; we both have businesses with great potential; and we both are at a decisive point as to the next steps to take for our future.

9. Why are we doing this transaction right after we have undergone so many changes?

The opportunity to conduct this transaction has come now, and we believe that taking advantage of the opportunity will assist us in achieving our goal of becoming the world’s best specialty chemicals company.

10. How can Crompton afford this transaction?

The transaction will not require an outlay of cash or the assumption of a significant amount of debt.

11. What are the terms of the transaction?

The transaction will done 100 percent, stock for stock, at a 2.2232 Crompton / Great Lakes exchange ratio.  Pro forma ownership of the company will be 51 percent Crompton and 49 percent Great Lakes.

12.  How is this different from the Crompton & Knowles and Witco merger?

•                  There are more synergies between Crompton and Great Lakes

•                  We are not taking on a big debt burden with this acquisition.

•                  We have a clear strategy:  To develop a portfolio of profitable global businesses with leading positions in high-value niches.

•                  There was insufficient integration after the Witco deal and that will NOT be the case in this transaction.  This integration will be well planned and successfully implemented.  Project Greyhound illustrated that we know how to do this.

•                  The companies together have an excellent platform for future growth.

13. What kind of company is Great Lakes?

Great Lakes is a leading global producer of certain specialty chemicals for applications such as water treatment, specialty household cleaners, flame retardants, polymer stabilizers, fire suppression, and performance chemicals. The company holds the number one or number two position in 80 percent of its businesses and produces more than 8,500 products marketed in more than 90 countries.

You can find out more by going to Great Lakes’ Web site at www.e1.greatlakes.com

14. Where is Great Lakes located?

The headquarters is in Indianapolis, Indiana.

The company has more than 40 locations globally.

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15. How is Great Lakes structured?

Great Lakes is organized into two global business units that serve customers around the world:

Industrial Performance Products, which include flame retardants, brominated performance products, fire protection products, fluorine specialties, industrial water additives, performance additives and fluids, and polymer stabilizers

Consumer Products, which include pool and spa care and household cleaning.

16. How many employees does Great Lakes have?

Great Lakes has 3,700 employees worldwide.

17. How will Crompton integrate Great Lakes into its current businesses?

Over the next several months, various transition teams will determine the most effective and efficient way to bring the company together. Many details, including exact structure, will be refined after closing.

18. Will there be layoffs?

Over the next several months, the organization structure will be reviewed to determine the optimum staffing to support the business. As with any merger, some cost savings come from eliminating areas of duplication.

19. If layoffs occur will there be a severance package? Am I able to volunteer for severance?

As with any reduction-in-force, a severance package will be offered.  However, the details of such a package are not yet available, because it has not been determined if or when a layoff might occur.  As such, it would be premature to address how a separation from the company would be handled.

20. How many layoffs might there be?

Over the next several months, the organization structure will be reviewed to determine the optimum staffing to support the business.

21.  Will any Crompton employees be asked to relocate?

It is possible that some Crompton employees may be asked to relocate once we are able to determine the optimum organization structure for the business.

22. Will any Crompton jobs change?  We just got new job descriptions.

Over the next several months, the organization structure will be reviewed to determine the optimum staffing to support the business.

23.  Will any Great Lakes employees be relocated?

It is possible that some Great Lakes employees may be asked to relocate once we are able to determine the optimum organization structure for the business.

24. Will the company provide relocation assistance if employees are asked to move?

Anyone who is asked to relocate will be provided a comprehensive package of relocation benefits to support them and their families with the move.

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25. What changes will occur in management?

Any management changes will be determined as part of the integration process.

26. Each company has positions that are duplicated when the companies come together.  If there are two people doing the same job, how will it be determined who gets to keep the job?

These details will be determined once the company structure is determined

27. Will our benefits change?

Benefits will be determined during the integration process; however, employees will retain their current benefits through the end of 2005.

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Filer: Crompton Corporation

Subject Company: Great Lakes Chemical Corporation

1934 Act File Number: 001-06450

Robert L. Wood
Chairman &
Chief Executive Officer

March 9, 2005

Dear Great Lakes Employees:

On behalf of all of Crompton Corporation, I want to take this opportunity to say that we are pleased and excited at the prospect of our two companies’ coming together to form the third-largest specialty chemicals company in the United States.

I know that with our combined skills and drive, we can achieve the vision of becoming the world’s best specialty chemicals company.

This transaction is a great opportunity.  It comes at a time when each of our companies is at a decisive point in determining the next steps to take for our future.  We believe that this step will lead to great success.

We will be merging two companies with complementary product and business portfolios, resulting in a company with a true specialty chemicals portfolio with significant growth potential.  Each of our companies is a world leader in several product areas, including plastics additives, petroleum additives, brominated performance products, pool chemicals and crop protection.  I think this is an impressive list, and that when we combine our companies and share our expertise and technologies, we will add to that list.

Over the next several months, various transition teams will determine the most effective and efficient way to form a new company with its own culture and values.  The new company’s headquarters will be in Middlebury, Connecticut.  Decisions about facilities and a new corporate structure will be forthcoming.

Part of Crompton’s corporate vision is to be a great place for employees to work and have successful careers, and that vision will extend to our new company.  I want employees to be happy to come to work every day and to leave every day with a sense of accomplishment.  As a larger company, we will be able to offer more career opportunities.

I anticipate that the talents and expertise you bring to our new company will play a major role in enabling us to achieve our vision to be the best.

I look forward to working with you when this transaction is completed mid-year.

Sincerely,

Bob

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NOTE TO INVESTORS

This filing may be deemed to be solicitation material in respect of the proposed merger of Great Lakes and Crompton.

Great Lakes and Crompton will file a proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Great Lakes and Crompton and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Great Lakes and Crompton seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Great Lakes and Crompton with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to GREAT LAKES, 9025 North River Road, Suite 400, Indianapolis, IN 46240, attention Investor Relations, Telephone: (317) 715-3027 or CROMPTON, 199 Benson Road, Middlebury, CT 06749, attention Investor Relations, Telephone: (203) 573-2163.

Great Lakes and Crompton and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Great Lakes and Crompton in connection with the merger. Information about Great Lakes and Crompton and their respective directors and officers can be found in Great Lakes’ and Crompton’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

Crompton and Great Lakes caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking information includes, but is not limited to, statements about the benefits of the business combination of Crompton and Great Lakes, including future financial and operating results, the combined companies’ plans, objectives, expectations and intentions and other statements that are not historical facts.  The following factors, among others, could cause actual results to differ from those included in the forward-looking information:  the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction may not be fully realized or take longer to realize than anticipated; the inability to achieve cash flow synergies; disruption from the transaction that makes it more difficult to maintain relationships with employees, customers or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain regulatory approval of the transaction on the proposed terms and schedule; and the failure of the stockholders of either Crompton or Great Lakes to approve the transaction.

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Filer: Crompton Corporation

Subject Company: Great Lakes Chemical Corporation

1934 Act File Number: 001-06450

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NOTE TO INVESTORS

This filing may be deemed to be solicitation material in respect of the proposed merger of Great Lakes and Crompton.

Great Lakes and Crompton will file a proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Great Lakes and Crompton and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Great Lakes and Crompton seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Great Lakes and Crompton with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to GREAT LAKES, 9025 North River Road, Suite 400, Indianapolis, IN 46240, attention Investor Relations, Telephone: (317) 715-3027 or CROMPTON, 199 Benson Road, Middlebury, CT 06749, attention Investor Relations, Telephone: (203) 573-2163.

Great Lakes and Crompton and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Great Lakes and Crompton in connection with the merger. Information about Great Lakes and Crompton and their respective directors and officers can be found in Great Lakes’ and Crompton’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

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Building the World’s Best Specialty

Chemicals Company

Presentation to Employees

March 9, 2005

[LOGO]	[LOGO]

Great Lakes		3rd largest publicly
+	=	traded specialty
Crompton		chemicals company in the U.S.

The Right Thing, The Right Time

•                  Immediate value creation

•                  Portfolio of businesses capable of delivering long-term shareholder value

•                  Stronger and better positioned

•                  Complementary product lines

Our Vision

TO BECOME
THE WORLD’S BEST
SPECIALTY
CHEMICALS COMPANY

What does this mean?

THE WORLD’S BEST SPECIALTY CHEMICAL COMPANY

•                  Growing profitably

•                  Being a great place to work

•                  Leading product line positions

•                  Critical to customers’ profitability

•                  Best business processes

•                  Superior financial returns

Combines Strength with Strength

[GRAPHIC]		[GRAPHIC]

Crompton		Great Lakes

*Strong Leadership	A New	*Leading Industry Positions
*Operating Excellence	Specialty	*Superior Technology
*Price Improvement	Chemicals	*Recognized Brands
*High-Value Niche Focus	Bellwether	*Strong Balance Sheet

Complementary

Product Lines

Leading Positions in High-Value Niches

Plastics Additives	Petroleum Additives (Components)	Castable Urethane Pre-Polymers

[CHART]	[CHART]	[CHART]

Largest global supplier of plastics additives	Largest component supplier to the lubricants industry	Global leader in urethane specialties

Flame Retardants	Pool Chemicals	Crop Protection

[CHART]	[CHART]	[CHART]

Global leader in flame retardants	Leading full-line pool chemical supplier	Most profitable ag chem company in the world

Source:        Industry reports and management estimates.

Note:                   Data reflects most recent period available.

Creates 3rd Largest U.S. Specialty Chemicals Company

2004 SALES

[CHART]

Source: Company Filings or Press Releases.

World Class Integration

•                  Build a NEW COMPANY

•                  Steering committee consisting of:

•                  Bob Wood

•                  Executives from each company

•                  Day-to-day integration leadership

•                  Greg McDaniel – SVP Crompton

•                  Rick Kinsley – SVP Great Lakes

•                  Principles

•                  Fact-based

•                  Clearly communicated

•                  Rigorous

•                  Involves many from both sides

Decisions Made So Far

•                  My Leadership Team:

•                  Karen Osar – CFO

•                  Robert Weiner – Supply Chain and Operations

•                  Myles Odaniell – Specialty Chemicals

•                  Marcus Meadows-Smith – Crop Protection

•                  Kevin Dunn – Consumer Products

•                  Headquarters: Middlebury, Connecticut

•                  Board Composition: 5 from each side plus Bob Wood as Chairman

•                  Synergies: $90 – 100 million

What should you do right now?

•                  Celebrate the New Company

•                  Maintain business momentum – enhance our solid foundation

You must believe

you can accomplish

your goals

NOTE TO INVESTORS

This filing may be deemed to be solicitation material in respect of the proposed merger of Great Lakes and Crompton.

Great Lakes and Crompton will file a proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Great Lakes and Crompton and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Great Lakes and Crompton seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Great Lakes and Crompton with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to GREAT LAKES, 9025 North River Road, Suite 400, Indianapolis, IN 46240, attention Investor Relations, Telephone: (317) 715-3027 or CROMPTON, 199 Benson Road, Middlebury, CT 06749, attention Investor Relations, Telephone: (203) 573-2163.

Great Lakes and Crompton and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Great Lakes and Crompton in connection with the merger. Information about Great Lakes and Crompton and their respective directors and officers can be found in Great Lakes’ and Crompton’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.